

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2026

James R. Barry
Chief Financial Officer
SmartStop Self Storage REIT, Inc.
10 Terrace Road
Ladera Ranch, CA 92694

> **Re: SmartStop Self Storage REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2025**
> **File No. 001-42584**

Dear James R. Barry:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction